

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

March 9, 2009

Via Facsimile and U.S. Mail

Mr. H. James Serrone
Chief Financial Officer
Torotel, Inc.
620 No. Lindenwood Drive
Olathe, KS 66062

      Re: **Torotel, Inc.**
              Form 10-KSB for the Fiscal Year Ended April 30, 2008
                  Filed July 28, 2008
              File No. 333-136424

Dear Mr. Serrone:

      We have reviewed your filings and your response letter dated February 24, 2009 and we have the following comments. Where indicated, we think you should revise your documents in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended April 30, 2008

Note B. Inventory, page 30

1.   We note your response to our comment 5, which indicates that the inventory reserves in question were created as estimates for the amount of inventory having little or no usage – i.e., obsolete inventory – and that you believe that changes in the estimates would be accounted for pursuant to SFAS 154. However, we note that the establishment of an obsolescence reserve would reduce the value of the inventory items to a nominal amount or zero. As noted in SAB Topic 5:BB, which clarifies the guidance provided in footnote 2 of ARB 43 and in APB 20 (now superseded by SFAS 154), the write-down of inventory creates a new cost basis that subsequently cannot be marked up based on changes in underlying facts and circumstances. Rather, any recovery in the value of previously written down inventory, would be reflected as a component of gross margin upon the sale of that inventory. In light of the above, please explain to us how the $100,000 decrease in your inventory reserve in fiscal year 2007 resulting from the use of new software updates to your computer system that now provide better information for evaluating obsolete and excess inventory would comply with ARB 43, Chapter 4, Statement 5 and SAB Topic 5:BB. Tell us why management's ability to now better evaluate and identify obsolete and excess inventory would not be applied to the estimates – i.e., the provision for obsolete and excess inventory - established in the fourth quarter of 2007 and in future periods, instead of a retrospective application to all inventory items previously identified as obsolete, as appears to be the case here.

2.   Further to the above, we note that the correction of any error relating to your accounting for the inventory reserve in fiscal year 2007 could also impact your results of operations for fiscal year 2008 and the quarters ended July 31 and October 31, 2008. Please provide us with a quantitative analysis of how the correction of the error in fiscal 2007 would impact your reported results of operations for each of the aforementioned periods.

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Tara Harkins, Staff Accountant, at (202) 551-3639 or me at (202) 551-3643 if you have questions regarding these comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief